FAIRFAX RECEIVES REGULATORY APPROVAL FOR ACQUISITION OF ZENITH

TORONTO, ON and WOODLAND HILLS, CA, May 19, 2010 -- Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) and Zenith National Insurance Corp. (NYSE: ZNT) ("Zenith") today announced that Fairfax has received approval from the California Department of Insurance for the acquisition by Fairfax of Zenith pursuant to the previously announced merger agreement among Fairfax, a wholly owned subsidiary of Fairfax and Zenith.  The parties expect to close the transaction on Thursday, May 20, 2010.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements if accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. Statements containing words such as expect, anticipate, believe, estimate, likely or similar words that are used herein or in other written or oral information conveyed by or on behalf of Fairfax and Zenith are intended to identify forward-looking statements.  Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on Fairfax and Zenith. Such forward-looking statements are not guarantees of future events. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors: (i) the parties may be unable to complete the merger because, among other reasons, conditions to the closing of the merger may not be satisfied or waived; (ii) possible disruptions from the merger may make it more difficult to maintain business and operational relationships; (iii) developments beyond the parties' control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments and technological developments; and (iv) the "risk factors" and other factors referred to in Fairfax and Zenith's respective reports filed with or furnished to the Securities and Exchange Commission. There can be no assurance that other factors not currently anticipated by Fairfax or Zenith will not materially and adversely affect future events. Investors and stockholders are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of Fairfax and Zenith. Forward-looking statements speak only as of the date they are made. Fairfax and Zenith do not undertake any obligation to update or revise any forward-looking statement.

About Fairfax

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

About Zenith

Zenith National Insurance Corp., a Delaware corporation incorporated in 1971, is a holding company engaged, through its wholly owned subsidiaries, Zenith Insurance Company and ZNAT Insurance Company, in the workers' compensation insurance business, nationally.

Contacts

Fairfax Financial Holdings Limited:

Greg Taylor
Chief Financial Officer
(416) 367-4941

Media Contact
Paul Rivett
Chief Legal Officer
(416) 367-4941

Zenith National Insurance Corp.:

William J. Owen
Senior Vice President,
Investor Relations
818-676-3936